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CUSIP No. 6138261                   SCHEDULE 13D                    Page 1 of 37
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)
                        MONTGOMERY FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                     6138261
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                            Telephone: (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                                145 Hudson Street
                            New York, New York 10013
                            Telephone: (212) 431-7151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 13, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 6138261                   SCHEDULE 13D                    Page 2 of 37
--------------------------------------------------------------------------------



________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stilwell Value Partners I, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    115,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    115,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     115,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

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CUSIP No. 6138261                   SCHEDULE 13D                    Page 3 of 37
--------------------------------------------------------------------------------


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stilwell Associates, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    115,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    115,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     115,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________

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CUSIP No. 6138261                   SCHEDULE 13D                    Page 4 of 37
--------------------------------------------------------------------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stilwell Value LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    115,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    115,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     115,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________

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CUSIP No. 6138261                   SCHEDULE 13D                    Page 5 of 37
--------------------------------------------------------------------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Joseph Stilwell

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    115,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    115,000

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     115,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

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CUSIP No. 6138261                   SCHEDULE 13D                    Page 6 of 37
--------------------------------------------------------------------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Richard L. Conrad

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         100

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         100

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .008%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

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CUSIP No. 6138261                   SCHEDULE 13D                    Page 7 of 37
--------------------------------------------------------------------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jay C. Reynolds

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         100

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         100

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     100

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .008%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________

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CUSIP No. 6138261                   SCHEDULE 13D                    Page 8 of 37
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Item 1.   Security and Issuer

          This is Amendment No. 3 to the Schedule 13D previously filed on February 23, 2001 ("Original 13D"), and to Amendment No. 1 to the Original 13D filed on April 24, 2001 ("Amendment No. 1"), and to Amendment No. 2 to the Original 13D filed on May 11, 2001 ("Amendment No. 1"), and it is being filed jointly by Stilwell Value Partners I, L.P., a Delaware limited partnership ("Stilwell Value Partners I"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners I and Stilwell Associates, Joseph Stilwell, managing and sole member of Stilwell Value LLC, Richard L. Conrad and Jay C. Reynolds. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons"; Stilwell Value Partners I, Stilwell Associates, Stilwell Value LLC and Joseph Stilwell may be collectively referred to as the "Stilwell Entities".

         This Schedule 13D relates to the common stock ("Common Stock") of Montgomery Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 119 East Main Street, Crawfordsville, Indiana 47933. The amended joint filing agreement of the members of the Group is attached as Exhibit 2.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners I, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners I; and (ii) shares of Common Stock held in the name of Stilwell Associates, in Mr. Stilwell's capacity as the general partner of Stilwell Associates.

         The business address of the Stilwell Entities is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners I and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners I and Stilwell Associates.

         This statement is also filed by Richard L. Conrad with respect to the shares of Common Stock held in his name. Mr. Conrad's business address is 720 South 18th Street, Lafayette, Indiana 47905. Mr. Conrad is a designer of residential, light commercial and multi-family properties.

         This statement is also filed by Jay C. Reynolds with respect to the shares of Common Stock held in his name. Mr. Reynolds' business address is 529 Main Street, Lafayette, Indiana 47901. Mr. Reynolds is engaged in the real estate business as a mortgage broker, developer and landlord.

         (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP No. 6138261                   SCHEDULE 13D                    Page 9 of 37
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         (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Stilwell, Mr. Conrad and Mr. Reynolds are a citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds expended by members of the Stilwell Entities to acquire the Common Stock it holds was previously reported in the Original 13D. Since the filing of the Original 13D, Stilwell Value Partners I purchased 2,500 shares of Common Stock for a total of $32,893.50, and Joseph Stilwell purchased 2,500 shares of Common Stock for a total of $32,893.50. Such funds were provided in part, respectively, from Stilwell Value Partner I's available capital and Mr. Stilwell's personal funds, and from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

         The amount of funds expended to date by Mr. Conrad to acquire the 100 shares of Common Stock he holds in his name is $1,323.00. Such funds were provided from Mr. Conrad's personal funds. Pursuant to an agreement between Mr. Conrad and members of the Stilwell Entities, Mr. Conrad is to be reimbursed for his purchase of these shares by members of the Stilwell Entities.

         The amount of funds expended to date by Mr. Reynolds to acquire the 100 shares of Common Stock he holds in his name is $1,315.00. Such funds were provided from Mr. Reynold's funds. Pursuant to an agreement between Mr. Reynolds and members of the Stilwell Entities, Mr. Reynolds is to be reimbursed for his purchase of these shares by members of the Stilwell Entities.

Item 4.  Purpose of Transaction

         The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. Members of the Group previously reported that they planned to request to meet with representatives of the Issuer's management and Board of Directors to hear and assess their plans and goals. Members of the Group do not believe the value of the Issuer's assets are adequately reflected in the current market price of the Issuer's Common Stock.

         Members of the Group believe that the Issuer can increase shareholder value, within a reasonable period of time, by making additional repurchases of its shares and/or selling the Issuer. Members of the Group also believe that the Issuer can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. Further, members of the Group believe that the Issuer should have its major shareholders sitting on its Board of Directors.

         On April 20, 2001, representatives of the Group met with representatives of the Issuer's management and Board of Directors at its headquarters in Crawfordsville, Indiana. Representatives of the Group voiced their belief that the surest way to maximize shareholder value

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CUSIP No. 6138261                   SCHEDULE 13D                   Page 10 of 37
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of the Issuer within a reasonable period of time is to sell the Issuer to a larger, more efficient institution. During the course of the meeting, the Group's representatives announced to the Issuer's representatives that the Group decided to run an alternate slate of directors at the 2001 annual meeting unless the Issuer enters into a transaction. Members of the Group retained Krieg, Devault, Alexander & Capehart, LLP, of Indianapolis, Indiana, as its local counsel.

         On April 25, 2001, Stilwell Associates wrote to the Issuer demanding that the Issuer produce its record of shareholders. As of May 8, 2001, the Group has received from the Issuer its record of shareholders, including its Cede & Co. list and a NOBO list.

         In a Form 10Q filing dated May 14, 2001, the Issuer disclosed that the Issuer's Board had amended its bylaws requiring that directors or nominees to the Board must: (a) reside in Fountain, Montgomery, Tippecanoe or Warren County, Indiana; (b) have a loan or deposit relationship with the Issuer's subsidiary bank, which they have maintained for at least a continuous period of twelve months prior to nomination to the Board, (c) have served as a member of a civic or community organization based in Fountain, Montgomery, Tippecanoe or Warren County, Indiana, for at least a continuous period of twelve months during the five years prior to the nomination to the Board; and (d) own 100 shares of Common Stock. Additionally, the amended bylaws shortened the time for shareholders to notice their intention to nominate alternate directors for the upcoming annual meeting. In documents produced by the Issuer to the members of the Group, it was revealed that eleven days after the filing of the Group's Original 13D, the Issuer's Board held a Special Meeting at which it adopted the foregoing amendment.

         On June 5, 2001, the Issuer issued a press release announcing that it hired Keefe Bruyette & Woods, Inc., an investment banking firm, to "provide investment banking services to help evaluate available alternatives to improve financial performance and maximize shareholder value." The press release continued, "These alternatives may include, but not be limited to, various means by which the Company may increase revenue and decrease expenses, as well as a potential acquisition or merger."

         Although members of the Group are encouraged by the Issuer's hiring of Keefe Bruyette & Woods, Inc., the Issuer has not entered into a transaction prior to the Group's deadline to notice its intention to nominate alternate directors at the 2001 annual meeting. Therefore, on June 13, 2001, members of the Group served their notice of intention to nominate Mr. Conrad and Mr. Reynolds to the Board of Directors at the 2001 annual meeting. (A copy of the notice of intention to nominate is attached hereto as Exhibit 3.) Although members of the Group believed it would have been successful in challenging the adoption of the amended bylaws in a court of law, members of the Group opted to nominate two qualified residents of the local community to the Board at the upcoming annual meeting.

         In the future members of the Group may, without limitation: (a) communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board; (b) contact institutions, and/or agents of institutions, that may have an interest in acquiring the Issuer; (c) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (d) seek representation on the Issuer's Board; and/or (e) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action.

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CUSIP No. 6138261                   SCHEDULE 13D                   Page 11 of 37
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         On May 1, 2000, certain members of the Group (the "Stilwell SPN Group")
filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

         On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

         On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intent to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. Thereafter, the Stilwell CFIC Group announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation for cash estimated at $15.00 per share. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, has announced that it will not seek representation on the Board or solicit proxies for use at the annual meeting.

         On November 17, 2000, certain members of the Group (the "Stilwell OTFC Group") filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. ("Oregon Trail "). In its Schedule 13D, the Stilwell OTFC Group stated that its purpose in acquiring the stock of Oregon Trail is to profit from the appreciation in the market price of its stock through the assertion of shareholder rights, including, but not limited to, seeking representation on its Board of Directors, communicating with other shareholders, and making proposals to management, including with regard to a possible sale of Oregon Trail. The Stilwell OTFC Group also stated that it believes that Oregon Trail can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. On December 15, 2000, the Stilwell OTFC Group filed an amended Schedule 13D and reported that it had scheduled a meeting with representatives of Oregon Trail's management to discuss Oregon Trail's business plans and goals for return on equity. On January 9, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting the commencement of a lawsuit to compel Oregon Trail to produce its list of shareholders and other records, including specified minutes of Board of Director meetings.

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CUSIP No. 6138261                   SCHEDULE 13D                   Page 12 of 37
--------------------------------------------------------------------------------

         On February 1, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that the parties had reached an agreement in principle for the production of the disputed items, to the extent they exist, and adjourned the court hearing, without date, in contemplation of entering into a written settlement agreement. In the amended Schedule 13D filed on February 1, 2001, the Stilwell OTFC Group also reported that during its January 25th meeting with Oregon Trail's management, the Stilwell OTFC Group proposed to Oregon Trail's representatives that it invite two of its nominees to sit on the Board. Oregon Trail agreed to consider the proposal.

         On February 16, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that on February 14, 2001, Oregon Trail informed the Stilwell OTFC Group that it had rejected its proposal. The Stilwell OTFC Group reported that it will nominate an alternate slate of nominees to sit on the Board of Directors and that it will solicit proxies for this purpose. The Stilwell OTFC Group reported that it retained MalCon Proxy Advisors, Inc., as its proxy solicitor.

         In the amended Schedule 13D filed on February 16, 2001, the Stilwell OTFC Group also reported the filing of its lawsuit against Charles Henry Rouse, a director of Oregon Trail. The lawsuit seeks to remove Mr. Rouse from Oregon Trail's Board because Mr. Rouse violated Oregon Trail's residency requirement for directors. The Stilwell OTFC Group reserved the right to proceed against other directors for breaches of their fiduciary duties with respect to this and other events.

         On February 23, 2001, the Stilwell OTFC Group filed an amended Schedule 13D reporting that the parties were unable to enter into a settlement agreement of the shareholder list litigation referred to above because Oregon Trail decided to place unreasonable preconditions upon the production of the list. The hearing was held on May 4, 2001, and the Court has reserved its decision.

         On May 8, 2001, a member of the Stilwell OTFC Group sent a letter to OTFC demanding that it remove one of its directors, Edward H. Elms, from the Board on the grounds that Mr. Elms allegedly gave false deposition testimony in the above-mentioned Rouse lawsuit. The letter stated that if OTFC did not demand the resignation of Mr. Elms or commence an action to remove him by May 18, 2001, the Stilwell OTFC Group would commence a derivative action to remove Mr. Elms. OTFC failed to abide by the demand within the specified deadline. Therefore, a derivative action was filed on May 22, 2001 by Stilwell Associates in the U.S. District Court for the District of Oregon seeking to remove Mr. Elms. On May 29, 2001, OTFC and Mr. Elms filed their answer, defenses, affirmative defenses, counterclaims and third-party complaint against the Stilwell OTFC Group. This pleading denied the material allegations of the complaint and lodged four counterclaims and third-party claims alleging defamation and filing an incomplete, inaccurate and misleading Schedule 13D because the Group's May 8, 2001 Schedule 13D included the allegedly defamatory demand letter. The Stilwell OTFC Group intends to defend OTFC's claims which it believes are without merit.

         On June 1, 2001, the Stilwell OTFC Group filed a Preliminary Schedule 14A with the SEC seeking clearance to solicit proxies to elect its nominee, Kevin Padrick, to the Board of Directors of OTFC at the upcoming 2001 annual meeting.

         Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted
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CUSIP No. 6138261                   SCHEDULE 13D                   Page 13 of 37
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in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,207,698, reported as the number of outstanding shares as of March 31, 2001, on a Form 10-QSB dated May 14, 2001. All purchases and sales of Common Stock reported herein were made in open market transactions on The Nasdaq Small Cap Market System.

(A)  Stilwell Value Partners I

     (a)  Aggregate number of shares beneficially owned: 115,000
           Percentage: 9.5%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 115,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 115,000

     (c) Since the filing of the Original 13D, Stilwell Value Partners I purchased 2,500 shares Common Stock. Such shares were purchased on June 8, 2001. Stilwell Value Partners I paid $13.1574 per share for a total purchase price of $32,893.50.

    (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners I, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners I, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners I. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners I with regard to those shares of Common Stock.

(B)  Stilwell Associates

     (a)  Aggregate number of shares beneficially owned: 115,000
          Percentage: 9.5%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 115,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 115,000

     (c) Stilwell Associates has not made any purchases or sales of Common Stock since the filing of the Original 13D.

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     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)  Stilwell Value LLC

(a)  Aggregate number of shares beneficially owned: 115,000
     Percentage: 9.5%

(b)  1.  Sole power to vote or to direct vote: 0
     2.  Shared power to vote or to direct vote: 115,000
     3.  Sole power to dispose or to direct the disposition: 0
     4.  Shared power to dispose or to direct disposition: 115,000

     (c)  Stilwell Value LLC has made no purchases of Common Stock.


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CUSIP No. 6138261                   SCHEDULE 13D                   Page 14 of 37
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     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr.
Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners I and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners I and Stilwell Associates.

(D)   Mr. Joseph Stilwell

     (a)  Aggregate number of shares beneficially owned: 115,000
          Percentage: 9.5%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 115,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 115,000

     (c) Since the filing of the Original 13D, Joseph Stilwell purchased 2,500 shares Common Stock. Such shares were purchased on June 8, 2001. Mr. Stilwell paid $13.1574 per share for a total purchase price of $32,893.50.

(E)   Richard L. Conrad

     (a) Aggregate number of shares beneficially owned: 100
         Percentage: .008%

     (b) 1.  Sole power to vote or to direct vote: 100
         2.  Shared power to vote or to direct vote: 0
         3.  Sole power to dispose or to direct the disposition: 100
         4.  Shared power to dispose or to direct disposition: 0

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CUSIP No. 6138261                   SCHEDULE 13D                   Page 15 of 37
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     (c) Richard L. Conrad purchased 100 shares of Common Stock on June 7, 2001, for $13.23 per share for a total of $1,323.00.


(F)  Jay C. Reynolds

     (a)  Aggregate number of shares beneficially owned: 100
          Percentage: .008%

     (b)  1.  Sole power to vote or to direct vote: 100
          2.  Shared power to vote or to direct vote: 0
          3.  Sole power to dispose or to direct the disposition: 100
          4.  Shared power to dispose or to direct disposition: 0

     (c) Jay C. Reynolds purchased 100 shares of Common Stock on June 7, 2001, for $13.15 per share for a total of $1,315.00.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Amended Joint Filing Agreement filed as Exhibit 2 to this filing, and as otherwise described below in the agreements filed as Exhibit 3 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities, respectively, as a general partner and as a managing and sole member, as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

         See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

      Exhibit No.      Description
      -----------      -----------
          1      Joint Filing Agreement*
          2      Amended Joint Filing Agreement
          3      Letter from Stilwell Associates to Issuer, dated June 13, 2001

          * Previously Filed on February 23, 2001.


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CUSIP No. 6138261                   SCHEDULE 13D                   Page 16 of 37
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                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     June 13, 2001
                                                 STILWELL VALUE PARTNERS I, L.P.

                                                 /s/ Joseph Stilwell
                                                 -------------------------------
                                                 By: STILWELL VALUE LLC
                                                     General Partner

                                                 /s/ Joseph Stilwell
                                                 -------------------------------
                                                 By: Joseph Stilwell
                                                     Managing and Sole Member

                                                 STILWELL ASSOCIATES, L.P.

                                                 /s/ Joseph Stilwell
                                                 -------------------------------
                                                 By: STILWELL VALUE LLC
                                                     General Partner

                                                 /s/ Joseph Stilwell
                                                 -------------------------------
                                                 By: Joseph Stilwell
                                                     Managing and Sole Member

                                                 STILWELL VALUE LLC

                                                 /s/ Joseph Stilwell
                                                 -------------------------------
                                                 By: Joseph Stilwell
                                                     Managing and Sole Member

                                                 JOSEPH STILWELL

                                                 /s/ Joseph Stilwell
                                                 -------------------------------
                                                 Joseph Stilwell

                                                 RICHARD L. CONRAD

                                                 /s/ Richard L. Conrad
                                                 -------------------------------
                                                 Richard L. Conrad

                                                 JAY REYNOLDS

                                                 /s/ Jay C. Reynolds
                                                 -------------------------------
                                                 Jay C. Reynolds